                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      For the Quarter Ended March 31, 2003

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                    Form 20-F    [X]                    FORM 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        YES [ ]                    NO    [X]

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      FOR THE QUARTER ENDED MARCH 31, 2003

                                      INDEX

PART I   FINANCIAL INFORMATION

                   Item 1.  Financial Statements

                            Unaudited Consolidated Financial Statements

                                    Consolidated Balance Sheets

                                    Consolidated Statements of Income

                                    Consolidated Statement of Changes in
                                    Shareholders' Equity

                                    Consolidated Statements of Cash Flows

                                    Notes to Unaudited Consolidated Financial
                                    Statements

                   Item 2.  Operating and Financial Review and Prospects

PART II   OTHER INFORMATION

                   Item 1.  Exhibits and Reports on Form 6-K

SIGNATURES

EXHIBIT INDEX

                                 AMDOCS LIMITED

                           CONSOLIDATED BALANCE SHEETS
                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                                             AS OF
                                                                              ------------------------------------
                                                                                 MARCH 31,          SEPTEMBER 30,
                                                                              --------------        --------------
                                                                                   2003                  2002
                                                                              --------------        --------------
                                                                               (UNAUDITED)
ASSETS

Current assets:
   Cash and cash equivalents                                                  $      642,058        $      466,655
   Short-term interest-bearing investments                                           579,244               581,164
   Accounts receivable, net (*)                                                      238,514               312,732
   Deferred income taxes and taxes receivable                                         50,212                48,154
   Prepaid expenses and other current assets (*)                                      88,137                72,196
                                                                              --------------        --------------
         Total current assets                                                      1,598,165             1,480,901

Equipment, vehicles and leasehold improvements, net                                  144,072               160,902
Deferred income taxes                                                                 40,241                37,582
Goodwill and other intangible assets, net                                            730,357               750,530
Other noncurrent assets (*)                                                          114,717               110,179
                                                                              --------------        --------------
         Total assets                                                         $    2,627,552        $    2,540,094
                                                                              ==============        ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued expenses                                      $      145,800        $      192,129
   Accrued personnel costs                                                            96,479                86,942
   Deferred revenue                                                                  178,520               149,590
   Short-term portion of capital lease obligations                                     8,384                10,347
   Deferred income taxes and taxes payable                                           115,777               103,315
                                                                              --------------        --------------
         Total current liabilities                                                   544,960               542,323

Convertible notes                                                                    445,054               445,054
Deferred income taxes                                                                 16,522                12,363
Noncurrent liabilities and other                                                     117,902               124,079
                                                                              --------------        --------------
         Total liabilities                                                         1,124,438             1,123,819
                                                                              --------------        --------------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares;(pound)0.01 par value;0
      shares issued and outstanding                                                        -                     -
   Ordinary Shares - Authorized 550,000 shares;(pound)0.01 par value;
     223,622 and 223,316 issued and 215,889 and 215,583 outstanding,
      respectively                                                                     3,577                 3,572
   Additional paid-in capital                                                      1,819,520             1,818,345
   Treasury stock                                                                   (109,281)             (109,281)
   Accumulated other comprehensive income (loss)                                       7,977                  (108)
   Accumulated deficit                                                              (218,679)             (296,253)
                                                                              --------------        --------------
         Total shareholders' equity                                                1,503,114             1,416,275
                                                                              --------------        --------------
         Total liabilities and shareholders' equity                           $    2,627,552        $    2,540,094
                                                                              ==============        ==============

(*) See Note 5.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                      (in thousands, except per share data)

                                                    THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                        MARCH 31,                            MARCH 31,
                                              ------------------------------       ------------------------------
                                                  2003              2002               2003              2002
                                              ------------      ------------       ------------      ------------
Revenue:
  License (*)                                 $     19,159      $     45,528       $     39,685      $     87,818
  Service (*)                                      335,855           409,741            654,715           790,092
                                              ------------      ------------       ------------      ------------
                                                   355,014           455,269            694,400           877,910
                                              ------------      ------------       ------------      ------------
Operating expenses:
  Cost of license                                    1,546             1,627              2,682             3,068
  Cost of service (*)                              212,080           249,010            416,066           479,152
  Research and development                          29,328            30,902             58,947            59,459
  Selling, general and administrative (*)           51,121            61,023            102,701           114,802
  Amortization of goodwill and
     purchased intangible assets                     4,625            61,894              9,779           118,676
  Restructuring charges and in-process
     research and development                           --                --              9,956            30,711
                                              ------------      ------------       ------------      ------------
                                                   298,700           404,456            600,131           805,868
                                              ------------      ------------       ------------      ------------

Operating income                                    56,314            50,813             94,269            72,042

Interest income and other, net (*)                   4,186             2,383              9,163             5,710
                                              ------------      ------------       ------------      ------------
Income before income taxes                          60,500            53,196            103,432            77,752
Income taxes                                        15,125            26,755             25,858            46,977
                                              ------------      ------------       ------------      ------------
Net income                                    $     45,375      $     26,441       $     77,574      $     30,775
                                              ============      ============       ============      ============

Basic earnings per share                      $       0.21      $       0.12       $       0.36      $       0.14
                                              ============      ============       ============      ============

Diluted earnings per share                    $       0.21      $       0.12       $       0.36      $       0.14
                                              ============      ============       ============      ============
Basic weighted average number of shares
   outstanding                                     215,797           222,995            215,711           222,844
                                              ============      ============       ============      ============
Diluted weighted average number of
   shares outstanding                              219,109           225,488            218,179           225,275
                                              ============      ============       ============      ============

(*)    See Note 5.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
                                 (in thousands)

                                                                                      Accumulated
                                                         Additional                       Other                         Total
                                  Ordinary Shares         Paid-in       Treasury      Comprehensive    Accumulated   Shareholders'
                               --------------------
                                Shares       Amount       Capital         Stock       Income (Loss)      Deficit        Equity
                               -------      -------      ----------     ---------     ------------     ---------     -----------
BALANCE AS OF SEPTEMBER        215,583      $ 3,572      $1,818,345     $(109,281)    $       (108)    $(296,253)    $ 1,416,275
  30, 2002
Comprehensive income:
  Net income                         -            -               -             -                -        77,574          77,574
  Unrealized income on
     foreign currency
     hedging contracts, net
     of $3,335 tax                   -            -               -             -            9,134             -           9,134
  Unrealized loss on cash
     equivalents and
     short-term interest-
     bearing investments,
     net of $(634) tax               -            -               -             -           (1,049)            -          (1,049)
                                                                                                                     -----------
  Comprehensive income                                                                                                    85,659
                                                                                                                     -----------
 Employee stock options            306            5           1,104             -                -             -           1,109
   exercised
Tax benefit of stock options
   exercised                        -             -              46             -                -             -              46
Expense related to vesting
   of stock options                 -             -              25             -                -             -              25
                               -------      -------      ----------     ---------     ------------     ---------     -----------
BALANCE AS OF MARCH 31,        215,889      $ 3,577      $1,819,520     $(109,281)    $      7,977     $(218,679)    $ 1,503,114
    2003                       =======      =======      ==========     =========     ============     =========     ===========

As of March 31, 2003 and September 30, 2002, accumulated other comprehensive income (loss) is comprised of unrealized gain (loss) on derivatives, net of tax, of $3,914 and $(5,220), respectively, and unrealized gain on cash equivalents and short-term interest-bearing investments, net of tax, of $4,063 and $5,112, respectively.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (in thousands)

                                                                     SIX MONTHS ENDED MARCH 31,
                                                             ----------------------------------------
                                                                   2003                    2002
                                                             ----------------        ----------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                   $         77,574        $         30,775
Reconciliation of net income to net cash provided by
     operating activities:
   Depreciation and amortization                                       46,444                 158,302
   In-process research and development                                     --                  17,400
   Loss on sale of equipment                                              509                     195
   Deferred income taxes                                                5,314                   1,161
   Tax benefit of stock options exercised                                  46                     389
   Unrealized income (loss) on other comprehensive loss                10,786                  (9,648)
Net changes in operating assets and liabilities, net of
   amounts acquired:
   Accounts receivable                                                 74,122                   5,518
   Prepaid expenses and other current assets                          (16,768)                 (5,714)
   Other noncurrent assets                                             (6,318)                 (4,254)
   Accounts payable and accrued expenses                              (29,412)                 51,060
   Deferred revenue                                                    28,930                 (34,703)
   Income taxes payable                                                 3,890                  (7,195)
   Other noncurrent liabilities                                        (2,190)                  4,758
                                                             ----------------        ----------------
Net cash provided by operating activities                             192,927                 208,044
                                                             ----------------        ----------------

CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from sale of equipment, vehicles and leasehold
     improvements                                                       1,283                     861
Payments for purchase of equipment, vehicles, leasehold
     improvements and other                                           (26,998)                (26,581)
Purchase of short-term interest-bearing investments, net                1,920                (322,890)
Investment in noncurrent assets                                            --                 (24,006)
Reimbursement of cash in (cash paid for) acquisition                   11,111                (210,900)
                                                             ----------------        ----------------
Net cash used in investing activities                                 (12,684)               (583,516)
                                                             ----------------        ----------------

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from employee stock options exercised                          1,109                   4,629
Repurchase of shares                                                       --                 (15,408)
Principal payments on capital lease obligations                        (5,949)                 (5,766)
                                                             ----------------        ----------------
Net cash used in financing activities                                  (4,840)                (16,545)
                                                             ----------------        ----------------

Net increase (decrease) in cash and cash equivalents                  175,403                (392,017)
Cash and cash equivalents at beginning of period                      466,655                 872,998
                                                             ----------------        ----------------
Cash and cash equivalents at end of period                   $        642,058        $        480,981
                                                             ================        ================

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
   Income taxes, net of refunds                              $         15,982        $         53,428
   Interest                                                             4,801                   5,707

NON CASH INVESTING AND FINANCING ACTIVITIES

Capital lease obligations of $0 and $2,224 were incurred during the six months ended March 31, 2003 and 2002, respectively, as a result of the Company (as defined below) entering into lease agreements for the purchase of fixed assets.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                      (in thousands, except per share data)

1.  BASIS OF PRESENTATION

         Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one operating segment, providing business support systems and related services primarily for the communications industry. The Company designs, develops, markets, supports, operates and provides outsourcing of information system solutions primarily to leading communications companies throughout the world.

         The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

         The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

         The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended September 30, 2002, set forth in the Company's Annual Report on Form 20-F filed March 24, 2003 with the Securities and Exchange Commission.

2.  SIGNIFICANT ACCOUNTING POLICY

         Accounting for Stock-Based Compensation

         In December 2002 the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123". SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition of SFAS 148 are effective for fiscal years ending after December 15, 2002. The disclosure provision of SFAS 148 is effective for interim periods beginning after December 15, 2002. The Company follows Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its employee stock options. The transition and annual disclosure requirements of SFAS 148 were effective for the Company commencing January 1, 2003. The Company has adopted the interim disclosure for the quarter ended March 31, 2003, which is provided in Note 12.

3.  ADOPTION OF NEW ACCOUNTING STANDARDS

         Goodwill and Purchased Intangible Assets

         In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 is effective for fiscal

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

    years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Other intangible assets will continue to be amortized over their useful lives. Certain intangible assets, such as workforce-in-place, were reclassified to goodwill, according to SFAS No. 141's new definition of intangible assets.

         Effective October 1, 2002 the Company adopted SFAS No. 142. Subsequent to the adoption of the new rules, the Company performed the transitional tests of goodwill and intangible assets recorded as of October 1, 2002. Thereafter, a periodic impairment test will be performed at least annually. As discussed in Note 1 above, the Company and its subsidiaries operate in one operating segment, and its reporting unit is consistent with that one operating segment. In calculating the fair value of the reporting unit, the Company used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS 142. The Company will perform its annual impairment review during the fourth quarter of each year, commencing in the fourth quarter of fiscal 2003.

         Prior to fiscal 2003, goodwill was amortized using the straight-line method over its estimated period of benefit. Net income and earnings per share for the three months and six months ended March 31, 2002 adjusted to exclude amortization of goodwill and workforce-in-place expenses, net of tax, are as follows:

                                                 THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                     MARCH 31,                          MARCH 31,
                                           -----------------------------      -----------------------------
                                               2003              2002             2003              2002
                                           -----------       -----------      -----------       -----------
Reported net income                        $    45,375       $    26,441      $    77,574       $    30,775
Add back: goodwill and
 workforce-in-place amortizations                   --            51,135               --           102,272
Attributable tax effect                             --              (679)              --            (1,358)
                                           -----------       -----------      -----------       -----------
Adjusted net income                        $    45,375       $    76,897      $    77,574       $   131,689
                                           ===========       ===========      ===========       ===========
Adjusted basic earnings per share          $      0.21       $      0.34      $      0.36       $      0.59
                                           ===========       ===========      ===========       ===========
Adjusted diluted earnings per share        $      0.21       $      0.34      $      0.36       $      0.58
                                           ===========       ===========      ===========       ===========

         The following table presents details of amortization expense of purchased intangible assets as reported in the consolidated statements of income:

                                                 THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                     MARCH 31,                          MARCH 31,
                                           -----------------------------      -----------------------------
                                               2003              2002             2003              2002
                                           -----------       -----------      -----------       -----------
Cost of license                            $       820       $       849      $     1,640       $     1,965
Amortization of purchased intangible
    assets                                       4,625            10,759            9,779            16,404
                                           -----------       -----------      -----------       -----------
Total                                      $     5,445       $    11,608      $    11,419       $    18,369
                                           ===========       ===========      ===========       ===========

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

         The following table presents details of the Company's total purchased intangible assets:

                                                                  ACCUMULATED
                                              GROSS              AMORTIZATION                 NET
                                           -----------           -------------            ----------
MARCH 31, 2003
Core technology                            $    44,535           $     (40,068)           $    4,467
Customer arrangements                           36,658                 (19,842)               16,816
Intellectual property rights and
    purchased computer software                 51,993                 (35,256)               16,737
                                           -----------           -------------            ----------
Total                                      $   133,186           $     (95,166)           $   38,020
                                           ===========           =============            ==========

SEPTEMBER 30, 2002
Core technology                            $    44,535           $     (36,718)           $    7,817
Customer arrangements                           36,658                 (13,413)               23,245
Intellectual property rights and
    purchased computer software                 47,223                 (33,616)               13,607
                                           -----------           -------------            ----------
Total                                      $   128,416           $     (83,747)           $   44,669
                                           ===========           =============            ==========

         The estimated future amortization expense of purchased intangible assets as of March 31, 2003 is as follows:

                                              AMOUNT
                                           -----------
FISCAL YEAR:
2003 (remaining 6 months)                  $    11,482
2004                                            14,974
2005                                             5,747
2006                                             3,415
2007                                             2,402

         Guarantor's Accounting and Disclosure Requirements for Guarantees

         In November 2002 the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtness of Others" ("FIN 45"). FIN 45 requires that, at the inception of certain types of guarantees, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. The initial recognition and measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The additional disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain of the Company's guarantees issued before December 31, 2002.

         The Company is a party to an agreement that includes an indemnification of one of its customers for any withholding tax that might be required under the customer's local tax laws from certain payments made to the Company under this agreement. The indemnification under this agreement expires in December 2005. As of March 31, 2003 and September 30, 2002, the maximum potential amount of the Company's future exposure under guarantees covered by FIN 45 issued before December 31, 2002 was $4,717. The Company does not believe that the outcome of this guarantee will have a material effect on the Company's results.

         The Company generally sells its ClarifyCRM products with a limited warranty for a period of 90 days. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, no material warranty services have been required and, as a result, the Company does not have any accrued amounts for product warranty liability as of March 31, 2003.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)


4.  RECENT ACCOUNTING PRONOUNCEMENTS

         Costs Associated with Exit or Disposal Activities

         In June 2002 the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 requires that a liability for costs associated with an exit or disposal activity, including restructuring activities, be recognized and measured at fair value when the liability is incurred, or, for certain one-time employee termination costs, over a future service period. Previously, a liability for an exit cost was recognized when a company committed to an exit plan. As a result, SFAS 146 may affect the timing of amounts recognized for future restructuring activities. SFAS 146 is effective for exit or disposal activities that were initiated after December 31, 2002.

5.  RELATED PARTY TRANSACTIONS

        The following related party balances are included in the balance sheets:

                                                                                     AS OF
                                                                     -----------------------------------
                                                                       MARCH 31,           SEPTEMBER 30,
                                                                     -----------          --------------
                                                                        2003                   2002
                                                                     -----------          --------------
Accounts receivable, including unbilled of $0 and $100,              $    32,410          $   55,458(1)
  respectively
Prepaid expenses and other current assets (2)                                654               1,550
Other noncurrent assets (3)                                               51,776              48,453

     (1) Includes balances with SBC Communications, Inc. ("SBC"). Since the end of the fiscal quarter ended December 31, 2002, SBC has ceased to be a principal shareholder of the Company, according to SFAS 57, "Related Party Disclosures", and thus is not a related party. SBC is not included in the Company's related party balances as of March 31, 2003.

     (2) Consists of accrued interest receivable on convertible debentures issued to the Company by Certen Inc. ("Certen"), a company formed by Bell Canada and the Company in January 2001.

     (3) Consists of an investment by the Company in equity and convertible debentures of Certen. The investment in Certen is accounted for under the cost method, based on the Company's 10% ownership of Certen. As part of its original commitment, the total additional financial investment the Company will be making in Certen is approximately $5,000, translated from Canadian dollars, which is the currency in which all investments for the Certen transaction are denominated. The majority of the Company's exposure to currency fluctuation with respect to the convertible debenture component of this investment has been hedged.

         The Company licenses software and provides computer systems integration and related services to Certen. The following related party revenue is included in the statements of operations:

                                                 THREE MONTHS ENDED           SIX MONTHS ENDED
                                                     MARCH 31,                     MARCH 31,
                                           --------------------------       ------------------------
                                              2003           2002(1)           2003         2002(1)
                                           ------------     ---------       ----------    ----------
Revenue:
     License                               $      1,191     $   7,744       $    3,243    $   10,674
     Service                                     26,702        77,458           51,748       173,122

     (1) Including license and service revenue to SBC. The transactions above include SBC as a related party for the three months and six months ended March 31, 2002. For the three months and six months ended March 31, 2003, SBC is not included in the Company's related party transactions.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

         The following related party expenses are included in the statements of income:

                                                 THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                     MARCH 31,                          MARCH 31,
                                           -------------------------------    -----------------------------
                                               2003             2002              2003             2002
                                           ------------     --------------    ------------      -----------
Operating expenses (1):
    Cost of service                        $         --     $          751    $         --      $     1,212
    Selling, general and administrative              --                 73              --              171

Interest income and other, net (2)                  458                420           1,098              296

(1) In the three months and six months ended March 31, 2002, consists of lease fees and miscellaneous support services purchased by the Company from affiliates of SBC.

(2) Represents interest and exchange rate differences, net of hedging, on the convertible debentures issued in connection with the Certen transaction. Absent hedging, these amounts would be $3,601 and $4,611 for the three and six months ended March 31, 2003, respectively, and $368 and $244 for the three months and six months ended March 31,2002, respectively.

6.  ACCOUNTS RECEIVABLE, NET

         Accounts receivable, net consists of the following:

                                                          AS OF
                                           ----------------------------------
                                               MARCH 31,        SEPTEMBER 30,
                                           -----------------    -------------
                                                 2003                2002
                                           -----------------    -------------
Accounts receivable - billed               $         254,314    $     314,828
Accounts receivable - unbilled                        13,619           24,144
Less - allowances                                    (29,419)         (26,240)
                                           -----------------    -------------
Accounts receivable, net                   $         238,514    $     312,732
                                           =================    =============

7.  COMPREHENSIVE INCOME

         Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

         The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

                                                THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                     MARCH 31,                          MARCH 31,
                                           -----------------------------      -----------------------------
                                               2003             2002              2003             2002
                                           ------------     ------------      ------------     ------------
Net income                                 $     45,375     $     26,441      $     77,574     $     30,775
Other comprehensive income (loss):
    Unrealized income (loss) on
    foreign currency hedging
    contracts, net of tax                         3,666           (5,467)            9,134           (4,332)
  Unrealized loss on
  short-term interest-bearing
  investments, net of tax                          (943)          (2,586)           (1,049)          (2,797)
                                           ------------     ------------      ------------     ------------
Comprehensive income                       $     48,098     $     18,388      $     85,659     $     23,646
                                           ============     ============      ============     ============

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

8.  INCOME TAXES

         The provision for income taxes for the following periods consisted of:

                                                 THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                     MARCH 31,                          MARCH 31,
                                           -----------------------------     ------------------------------
                                               2003             2002             2003              2002
                                           ------------     ------------     ------------      ------------
Current                                    $      7,623     $     20,327     $     20,544      $     45,816
Deferred                                          7,502            6,428            5,314             1,161
                                           ------------     ------------     ------------      ------------
                                           $     15,125     $     26,755     $     25,858      $     46,977
                                           ============     ============     ============      ============

         The effective income tax rate from continuing operations varied from the statutory Guernsey tax rate as follows for the following periods:

                                                  THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                      MARCH 31,                           MARCH 31,
                                           -----------------------------        ---------------------------
                                               2003              2002              2003             2002
                                           ------------       ----------        ----------        ---------
Statutory Guernsey tax rate                         20%               20%               20%              20%
Guernsey tax-exempt status                          (20)             (20)              (20)             (20)
Foreign taxes                                        25               28                25               28
                                           ------------       ----------        ----------        ---------
Income tax rate before effect of                     25               28                25               28
 acquisitions-related costs and
 restructuring charges
Effect of amortization of goodwill
 and purchased intangible assets,
 in-process research and development
 and restructuring charges                            -               22                 -               32
                                           ------------       ----------        ----------        ---------
Effective income tax rate                            25%              50%               25%              60%
                                           ============       ==========        ==========        =========

         As a Guernsey corporation with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes and for fiscal year 2003 is expected to be approximately 25%. Effective October 1, 2002, following the adoption of FASB 142, the Company no longer amortizes goodwill resulting from acquisitions. See Note 3 above. As a result, the non tax-deductible goodwill amortization no longer affects the Company's effective tax rate.

         In the three months and six months ended March 31, 2002, the Company incurred non-cash charges related to the amortization of goodwill and purchased intangible assets and in-process research and development in connection with acquisitions and a restructuring charge. Since a significant portion of such costs and charges is attributable to amortization of goodwill, much of which is not tax deductible, the effective tax rate in the three months and six months ended March 31, 2002 was adversely affected. Excluding the impact of these items, the Company's overall effective tax rate would have been 28% for the three months and six months ended March 31, 2002.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

9.  EARNINGS PER SHARE

          The following table sets forth the computation of basic and diluted earnings per share:

                                                   THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                       MARCH 31,                           MARCH 31,
                                            ------------------------------       --------------------------
                                               2003                2002             2002           2002
                                            -----------         ----------       ----------     -----------
Numerator:
   Net income                               $    45,375         $   26,441       $   77,574     $    30,775
                                            ===========         ==========       ==========     ===========

Denominator:
  Denominator for basic earnings per
  share-
    weighted average number of shares
  outstanding (1)                               215,797            222,995          215,711         222,844
  Effect of dilutive stock options
  granted                                         3,312              2,493            2,468           2,431
                                            -----------         ----------    -- ----------     -----------
  Denominator for diluted earnings per
  share -
    adjusted weighted average shares and
    assumed conversions (1)                     219,109            225,488          218,179         225,275
                                            ===========         ==========       ==========     ===========

  Basic earnings per share                  $      0.21         $     0.12       $     0.36     $      0.14
                                            ===========         ==========       ==========     ===========

  Diluted earnings per share                $      0.21         $     0.12       $     0.36     $      0.14
                                            ===========         ==========       ==========     ===========

     (1) The weighted average number of shares outstanding includes exchangeable shares held by shareholders of Amdocs Canada, Inc (formerly Solect Technology Group Inc. ("Solect")) pursuant to the Company's acquisition of Solect in April 2000, which are exchangeable for the Company's Ordinary Shares on a one-for-one basis.

         The effect of the 2% Convertible Notes due June 1, 2008 issued by the Company in May, 2001 (the "Notes") on diluted earnings per share was anti-dilutive for the three months and six months ended March 31, 2003 and 2002, and, therefore, was not included in the above calculation.

10. ACQUISITION

         On November 28, 2001, the Company purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business ("Clarify"), a leading provider of Customer Relationship Management ("CRM") software to communications companies and other enterprise sectors. The purchase price was subject to final price adjustments that were settled in October 2002 and resulted in an $11,111 reduction of the purchase price in the first quarter of fiscal 2003. The fair market value of Clarify's assets and liabilities has been included in the Company's balance sheets and the results of Clarify's operations have been included in the Company's consolidated statements of income, commencing on November 29, 2001.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

         The following is the final allocation of the purchase price and deferred tax liability:

Net liabilities acquired                    $    (9,575)
Core technology                                  13,400
Customer arrangements                            34,800
In-process research and development              17,400
Deferred tax liability                           (2,871)
Goodwill                                        147,735
                                            -----------
                                            $   200,889
                                            ===========

         Set forth below is the unaudited pro forma revenue, operating income, net income and earnings per share as if Clarify had been acquired as of October 1, 2001, excluding the write-off of purchased in-process research and development:

                                               SIX MONTHS
                                                  ENDED
                                                MARCH 31,
                                               ----------
                                                  2002
                                               ----------
Revenue                                        $  897,910
Operating income                                   77,843
Net income                                         38,116
Basic earnings per share                             0.17
Diluted earnings per share                           0.17

11. OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAM

         On November 27, 2002 the Company announced a series of measures designed to reduce costs and improve productivity. In the first quarter of fiscal 2003, the Company recorded a charge of $9,956, consisting primarily of employee separation costs in connection with the termination of the employment of approximately four hundred software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and rent obligations. Except for certain lease termination costs that will be paid over the respective lease terms, the Company paid most of the remaining accrual balance of the cost reduction program in the second quarter of fiscal 2003. The employee terminations occurred at various locations around the world. In addition, the Company implemented other cost reduction measures, including travel cuts and reductions in other discretionary costs.

         In the fourth quarter of fiscal 2002, the Company recorded a charge of $20,919, consisting primarily of employee separation costs in connection with the termination of the employment of approximately one thousand software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and rent obligations. Except for certain lease termination costs that will be paid over the respective lease terms, the Company paid most of the remaining accrual balance of the cost reduction program in the first quarter of fiscal 2003.

         In the first quarter of fiscal 2002, as part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, the Company consolidated its Stamford, Connecticut data center into its Champaign, Illinois facility, and closed the Stamford facility. As a direct result of this closure, the Company recorded a restructuring charge of $13,311 in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for employee separation costs.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

         All of the aforementioned charges are included in "restructuring charges and in-process research and development".

         As of March 31, 2003, the remaining accrual balances were $12,880. Facility-related costs are expected to be paid through April 2012. Actual future cash requirements may differ materially from the accrual as of March 31, 2003, particularly if actual sublease income is significantly different from current estimates.

         A summary of restructuring activities along with respective remaining reserves follows:

                                   EMPLOYEE
                                  SEPARATION                         ASSET
                                    COSTS          FACILITIES      WRITE-OFFS         OTHER            TOTAL
                                  ----------       ----------      ----------       ----------         --------
Balance as of October 1,          $    3,357       $   11,087      $        -       $      440         $ 14,884
   2002
Charge in first quarter of
   fiscal 2003                         4,011            4,022           1,829               94            9,956
    Cash payments                     (2,679)          (1,061)              -             (140)          (3,880)
    Non-cash                               -                -          (1,829)               -           (1,829)
                                  ----------       ----------      ----------       ----------         --------
Balance as of December 31,             4,689           14,048               -              394           19,131
   2002
    Cash payments                     (4,205)          (1,886)              -             (100)          (6,191)
    Adjustments (1)                    (60)                 -               -                -              (60)
                                  ----------       ----------      ----------       ----------         --------
Balance as of March 31, 2003      $      424       $   12,162      $        -       $      294         $ 12,880
                                  ==========       ==========      ==========       ==========         ========

(1) Reflects differences in foreign exchange rates from balances paid in currencies other than the U.S. dollar, which were charged to "interest income and other, net".

12.  STOCK-BASED COMPENSATION

         The Company accounts for stock-based compensation in accordance with APB 25. Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. No employee stock-based compensation cost is reflected in net income for the three months and six months ended March 31, 2003 and 2002, as all options granted were at an exercise price equal to the market value of the underlying shares at the grant date.

         The Company determined pro forma net income and earnings per share information as if the fair value method described in SFAS No. 123, as amended by SFAS No. 148, had been applied to its employee stock-based compensation. The Company utilized the Black-Scholes option-pricing model to estimate fair value, which is one of several methods that can be used under SFAS 123. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

         The fair value of options granted was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions for the presented periods (all in weighted averages):

                                              THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                  MARCH 31,                          MARCH 31,
                                         ---------------------------        ---------------------------
                                            2003             2002              2003             2002
                                         ----------       ----------        ----------       ----------
Risk-free interest rate                        2.72%            2.85%             2.72%            2.85%
Expected life of options                       2.92             4.51              2.93             2.83
Expected annual volatility                     0.83             0.68              0.84             0.70
Expected dividend yield                        None             None              None             None

Fair value                               $     6.62       $    16.02        $     5.11       $    13.69

         The pro forma effect on net income and earnings per share is as follows for the three months and six months ended March 31, 2003 and 2002:

                                                 THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                     MARCH 31,                          MARCH 31,
                                           -----------------------------     ------------------------------
                                               2003             2002             2003              2002
                                           ------------     ------------     ------------      ------------
Net income, as reported                    $     45,375     $     26,441     $     77,574      $     30,775
Less: Total stock-based employee
      compensation expense
      determined under fair value
      method for all awards, net of
      related tax effects                         1,254           29,758           14,299            52,616
                                           ------------     ------------     ------------      ------------
Pro forma net income (loss)                $     44,121     $     (3,317)    $     63,275      $    (21,841)
                                           ============     ============     ============      ============
Basic earnings per share:
    As reported                            $       0.21     $       0.12     $       0.36      $       0.14
                                           ============     ============     ============      ============
    Pro forma                              $       0.20     $      (0.01)    $       0.29      $      (0.10)
                                           ============     ============     ============      ============
Diluted earnings per share:
    As reported                            $       0.21     $       0.12     $       0.36      $       0.14
                                           ============     ============     ============      ============
    Pro forma                              $       0.20     $      (0.01)    $       0.29      $      (0.10)
                                           ============     ============     ============      ============

13. LITIGATION

         Beginning on June 24, 2002, a number of complaints were filed by holders of the Company's Ordinary Shares against the Company and certain of its officers and directors in the United States District Courts for the Eastern District of Missouri and the Southern District of New York. The cases were transferred to and consolidated in the Eastern District of Missouri. The Court has appointed lead plaintiffs, who filed a consolidated amended complaint on March 24, 2003. The lead plaintiffs seek to represent a putative class of persons who purchased the Company's Ordinary Shares between July 18, 2000 and June 20, 2002. The amended complaint alleges that the Company and the individual defendants made false or misleading statements about the Company's business and future prospects during the putative class period in violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The lead plaintiffs seek unspecified monetary damages. The Company will move to dismiss the amended complaint. The Company disputes all allegations of wrongdoing and intends to defend itself vigorously.

ITEM 2.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

    This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could" and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this section that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

    Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; and acts of war or terrorism. For a discussion of these important factors, please read the information set forth under the caption "Risk Factors" in the Form 20-F for fiscal 2002 that we have filed with the United States Securities and Exchange Commission ("SEC").

INTRODUCTION

    In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

   -    the factors that affect our business,

   - our revenue and costs for the six months and three months ended March 31, 2003 and 2002,

   - the reasons why such revenue and costs were different from period to period,

   -    the sources of our revenue,

   -    the impact of changes we have made to our organizational structure,

   -    how all of this affects our overall financial condition,

   - our expenditures for the six months and three months ended March 31, 2003 and 2002, and

   - the sources of our cash to pay for future capital expenditures and possible acquisitions.

    In this section, we also analyze and explain the changes in the specific line items in our consolidated statements of income between the six-month and three-month periods ended March 31, 2003 and 2002. You should read this section in conjunction with our consolidated financial statements.

OVERVIEW OF BUSINESS AND TREND INFORMATION

    Our market focus is the communications industry, and we are a leading provider of software products and services to that industry. The products and services that we provide are known as business support systems, which we refer to as "BSS". Our BSS products consist primarily of customer care and billing, customer relationship management and order management systems. We refer to these, collectively, as "CC&B Systems". We refer to our customer relationship management products as "CRM" products. Our products also include a full range of directory sales and publishing systems, which we refer to as "Directory Systems", for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

    Our CC&B Systems and our Directory Systems are designed to meet the mission-critical needs of leading communications service providers. We support a wide range of communications services, including wireline, wireless, voice, data, broadband, content, electronic and mobile commerce and Internet Protocol ("IP") based services. We also support companies that offer multiple service packages, commonly referred to as convergent services. Because of the complexity of BSS projects and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement and maintenance services. In addition, we offer outsourcing services, such as the operation of data centers and the provision of communications facility management services, in all cases on either or a combination of a fixed or unit charge basis to our customers.

    As part of our strategy, we may pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

     We derive our revenue principally from:

        - the sale of licenses for our products, including initial license fees and incremental license fees resulting from increases in a customer's business volume,

        - the sale of services related to our products, including customization, implementation and integration services,

        - recurring revenue from ongoing support and maintenance provided to our customers, and

        - providing outsourcing and other related services for our customers.

    We usually sell our software as part of an overall solution offered to a customer, in which significant customization and modification to our software generally is required. As a result, we generally recognize revenue over the course of these long-term projects. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery. In outsourcing contracts, we recognize revenue from the operation based on a periodic fee, which reflects the scope of services rendered and the size of the customer's business handled under the outsourcing agreement. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

    Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. As a result of the slowdown in the communication industry, the market value, financial results and prospects, and capital spending levels of communications companies have declined or degraded.

    The persistence and worsening of the downturn in the communications industry have significantly impacted our business. Over the past year, further slowdowns in customer buying decisions stemming from financial pressure on operating expenses and overall reductions in the capital investment budgets of many communications service providers have led to fewer new contracts, as well as smaller initial spending commitments and reduced discretionary spending under our contracts with some of our customers. Our revenue for the three months ended March 31, 2003 decreased by 22% from the same period in fiscal 2002. From the first to second quarter of fiscal 2003, revenue increased by 4.6%. Given continued uncertain conditions in the communications industry, we do not know if we will be able to sustain sequential growth in subsequent quarters, and if so, at what rate.

    Due to our heavy dependence on the communications industry, we can be adversely affected by bankruptcies or other business failures in that industry. Failures in the communications industry could harm our business and might have a material adverse effect on our operating results and financial condition.

    Total license and service revenue for the six months and three months ended March 31, 2003 was $694.4 million and $355.0 million, respectively, compared to $877.9 million and $455.3 million in the six months and three months ended March 31, 2002.

    License and service revenue from the sale of CC&B Systems was $604.5 million and $785.3 million in the six months ended March 31, 2003 and 2002, respectively, representing 87.1% and 89.4%, respectively, of our total revenue for such periods. License and service revenue from the sale of CC&B Systems was $305.8 million and $404.7 million in the three months ended March 31, 2003 and 2002, respectively, representing 86.1% and 88.9%, respectively, of our total revenue for such periods.

    We believe that we are a leading global provider of CC&B Systems. We provide a broad set of CC&B Systems, with proven functionality and scalability, accompanied by a comprehensive range of support services.

    We believe that the demand for our CC&B Systems is driven by, among other key factors:

    -    the global penetration of communications service providers,

    - the emergence of new communications products and services, especially IP, data and content services,

    - technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,

    - the business needs of communications service providers to reduce costs and retain customers, and

    -   a shift from in-house management to vendor solutions.

    We also believe that additional drivers of demand are the continuing trend for communications service providers to offer to their subscribers multiple service packages, commonly referred to as convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our CC&B Systems to improve productivity.

    We are unable at this time to forecast demand for our CC&B Systems. The industry-wide downturn in the communications industry has had a significant negative impact on our results for the three months and six months ended March 31, 2003, reducing both the number of new contracts we have been able to obtain, and the initial spending commitments and discretionary spending levels of some of our customers.

    License and service revenue from the sale of Directory Systems was $89.9 million and $92.6 million in the six months ended March 31, 2003 and 2002, respectively, accounting for 12.9% and 10.6%, respectively, of our total revenue for such periods. License and service revenue from the sale of Directory Systems totaled $49.2 million and $50.5 million in the three months ended March 31, 2003 and 2002, respectively, accounting for 13.9% and 11.1%, respectively, of our total revenue for such periods.

    We believe that we are a leading provider of Directory Systems in most of the markets that we serve. In fiscal 2003, as a result of new agreements recently announced, we expect that our revenue from Directory Systems will be higher than in fiscal 2002.

OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAM

    In November 2002 we announced a series of measures designed to reduce costs and improve productivity. In the first quarter of fiscal 2003, we recorded a charge of $10.0 million, consisting primarily of employee separation costs in connection with the termination of the employment of approximately four hundred software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and rent obligations. Except for certain lease termination costs that will be paid over the respective lease terms, we paid most of the remaining accrual balance of the cost reduction program in the second quarter of fiscal 2003. The employee terminations occurred at various locations around the world. In addition, we implemented other cost reduction measures, including travel cuts and reductions in other discretionary costs.

    The implementation of this cost reduction program created cost savings in the second quarter of fiscal 2003 compared to the first quarter of fiscal 2003. These cost savings are not apparent in our operating results due to the increase in our revenue in this quarter and the corresponding increase in the related operating expenses.

    This cost reduction program is in addition to the measures implemented during the first and fourth quarters of fiscal 2002. In the fourth quarter of 2002, we recorded a charge of $20.9 million, consisting primarily of employee separation costs in connection with the termination of the employment of approximately one thousand software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and rent obligations. In the first quarter of fiscal 2002, we consolidated our Stamford, Connecticut data center into our Champaign, Illinois facility, and closed the Stamford facility. As a direct result of this closure, we recorded a restructuring charge of $13.3 million in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for employee separation costs.

    All of the aforementioned charges are included in "restructuring charges and in-process research and development".

SIGNIFICANT ACCOUNTING POLICY

    Accounting for Stock-Based Compensation

    In June 2002 the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123". SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition of SFAS 148 are effective for fiscal years ending after December 15, 2002. The disclosure provision of SFAS 148 is effective for interim periods beginning after December 15, 2002. We follow APB 25 in accounting for our employee stock options. The transition and annual disclosure requirements of SFAS 148 are effective for us commencing January 1, 2003. We have adopted the interim disclosure in the quarter ended March 31, 2003, which is provided in Note 12 to the consolidated financial statements included in this document.

ADOPTION OF NEW ACCOUNTING STANDARDS

    Goodwill and Purchased Intangible Assets

    In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Certain intangible assets will continue to be amortized over their useful lives. Other intangible assets, such as workforce-in-place, were reclassified to goodwill, according to SFAS No. 141's new definition of intangible assets.

    Effective October 1, 2002 we adopted SFAS No. 142. Subsequent to the adoption of the new rules, we performed the transitional impairment tests of goodwill and intangible assets recorded as of October 1, 2002. Thereafter, a periodic impairment test will be performed at least annually. As discussed in
Note 1 to the consolidated financial statements included in this document, Amdocs and its subsidiaries operate in one operating segment, and our reporting unit is consistent with that one operating segment. In calculating the fair value of the reporting unit, we used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS 142. We will perform our annual impairment review during the fourth quarter of each year, commencing in the fourth quarter of fiscal 2003.

    Guarantor's Accounting and Disclosure Requirements for Guarantees

    In November 2002 the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtness of Others" ("FIN 45"). FIN 45 requires that at the inception of certain types of guarantees, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. The initial recognition and measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The additional disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain of our guarantees issued before December 31, 2002.

    We are a party to an agreement that includes an indemnification of one of our customers for any withholding tax that might be required under the customer's local tax laws from certain payments made to us under this agreement. The indemnification under this agreement expires in December 2005. As of March 31, 2003 and September 30, 2002, the maximum potential amount of our future exposure under guarantees covered by FIN 45 issued before December 31, 2002 was $4.7 million. We do not believe the outcome of this guarantee will have a material effect on our results.

    We generally sell our ClarifyCRM products with a limited warranty for a period of 90 days. Our policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on our experience, no material warranty services have been required and, as a result, we do not have any accrued amounts for product warranty liability as of March 31, 2003.

RECENT ACCOUNTING PRONOUNCEMENTS

     Costs Associated with Exit or Disposal Activities

    In June 2002 the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 requires that a liability for costs associated with an exit or disposal activity, including restructuring activities, be recognized and measured initially at fair value only when the liability is incurred, or for certain one-time employee termination costs over a future service period. Previously, a liability for an exit cost was recognized when a company committed to an exit plan. As a result, SFAS 146 may affect both the timing and amounts of the recognition of future restructuring costs. SFAS 146 is effective for exit or disposal activities that were initiated after December 31, 2002.

ACQUISITION

    As part of our strategy, we may pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. Such acquisitions have included International Telecommunications Data Systems, Inc. and Solect Technology Group Inc., which occurred prior to the periods of the financial statements included in this report.

    On November 28, 2001, we purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business, a leading provider of CRM software to communications companies and other enterprise sectors. The purchase price was subject to final price adjustments that were settled in October 2002 and resulted in an $11.1 million reduction of the purchase price in the first quarter of fiscal 2003. After making the final purchase price adjustments, the total purchase price was $200.9 million. The fair market value of Clarify's assets and liabilities has been included in our balance sheets and the results of Clarify's operations have been included in our consolidated statements of income, commencing on November 29, 2001.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

    Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our internal product development programs. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. Research and development expenditures amounted to $58.9 million and $59.5 million in the six months ended March 31, 2003 and 2002, respectively, representing 8.5% and 6.8%, respectively, of our revenue in these periods. Research and development expenditures amounted to $29.3 million and $30.9 million in the three months ended March 31, 2003 and 2002, respectively, representing 8.3% and 6.8%, respectively, of our revenue in these periods. We believe that our research and development efforts are a key element of our strategy and are essential to our success. Although we intend to continue to devote resources to research and development as required to maintain and further strengthen our market position, our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. In the near-term we intend to continue to make substantial investments in our research and development activities. We believe that this ongoing investment will position us to capitalize on opportunities that should result from the anticipated recovery and renewed growth in the communications industry.

    We regard significant portions of our software products and systems as proprietary. We rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We generally enter into confidentiality agreements with our employees, consultants, subcontractors, customers and potential customers and limit access to, and distribution of, our proprietary information. We believe that the sophistication and complexity of our BSS offerings make it very difficult to copy such information or to subject such information to unauthorized use. We maintain sole ownership of our software products.

RESULTS OF OPERATIONS

     The following table sets forth for the six months and three months ended March 31, 2003 and 2002 certain items in our consolidated statements of income reflected as a percentage of total revenue:

                                             THREE MONTHS ENDED                SIX MONTHS ENDED
                                                 MARCH 31,                         MARCH 31,
                                       -----------------------------     -----------------------------
                                           2003             2002             2003             2002
                                       ------------     ------------     ------------     ------------
Revenue:
  License ........................              5.4%            10.0%             5.7%            10.0%
  Service ........................             94.6             90.0             94.3             90.0
                                       ------------     ------------     ------------     ------------
                                              100.0            100.0            100.0            100.0
                                       ------------     ------------     ------------     ------------
Operating expenses:
  Cost of license ................              0.4              0.4              0.4              0.4
  Cost of service ................             59.7             54.6             59.9             54.6
  Research and development .......              8.3              6.8              8.5              6.8
  Selling, general and
    administrative ...............             14.4             13.4             14.8             13.0
  Amortization of goodwill and
    purchased intangible assets...              1.3             13.6              1.4             13.5
  Restructuring charges and
    in-process research and
    development ..................               --               --              1.4              3.5
                                       ------------     ------------     ------------     ------------
                                               84.1             88.8             86.4             91.8
                                       ------------     ------------     ------------     ------------
Operating income .................             15.9             11.2             13.6              8.2
Interest income and other, net....              1.2              0.5              1.3              0.7
                                       ------------     ------------     ------------     ------------
Income before income taxes .......             17.1             11.7             14.9              8.9
Income taxes .....................              4.3              5.9              3.7              5.4
                                       ------------     ------------     ------------     ------------
Net income .......................             12.8%             5.8%            11.2%             3.5%
                                       ============     ============     ============     ============

     SIX MONTHS ENDED MARCH 31, 2003 AND 2002

     REVENUE. Total revenue for the six months ended March 31, 2003 was $694.4 million, a decrease of $183.5 million, or 20.9%, over the six months ended March 31, 2002. The decrease in revenue was due to the continued slowdown in customer buying decisions, stemming from overall reductions in the capital investment budgets of many communications service providers.

     License revenue decreased from $87.8 million in the six months ended March 31, 2002 to $39.7 million during the six months ended March 31, 2003, a decrease of 54.8%, and service revenue decreased by 17.1% from $790.1 million in the six months ended March 31, 2002 to $654.7 million in the six months ended March 31, 2003. The decrease in license revenue is attributable primarily to the reduction in capital investments by our telecommunications customers, which resulted in our obtaining fewer new contracts than in the six months ended March 31, 2002 and smaller expected initial spending commitments under contracts with some of our customers. Most of the new contracts that we did obtain were for outsourcing arrangements, which contain only a small license revenue component. In addition, the current communications market environment has resulted in pricing pressure in that market, particularly with respect to license fees. The decrease in service revenue is attributable, in part, to reduced discretionary spending under our contracts with some of our customers in the first quarter of fiscal 2003 that was partially offset by a sequential increase in service revenue in the second quarter of fiscal 2003.

     The decline in our overall revenue in the first half of fiscal 2003 was primarily attributable to a decrease in revenue from CC&B Systems. Total CC&B Systems revenue for the six months ended March 31, 2003 was $604.5 million, a decrease of $180.7 million, or 23.0%, over the six months ended March 31, 2002. The demand for our CC&B Systems is primarily driven by the need for communications companies to continue to upgrade their customer care and billing software, CRM software and order management systems. Because many communications companies are reducing or delaying expenditures on system upgrades as a result of the continued economic slowdown, the demand for our CC&B Systems and our CC&B Systems revenue were significantly lower during the six months ended March 31, 2003. Approximately $30.7 million of our CC&B Systems revenue for the six months ended March 31, 2003 was derived from customers other than communications service providers.

     Revenue from Directory Systems was $89.9 million for the six months ended March 31, 2003, a decrease of $2.8 million, or 3.0%, over the six months ended March 31, 2002. The decrease is attributable primarily to the completion of some major implementation projects, which was partially offset by extensions of agreements with and additional services rendered to existing customers and contracts with new customers.

     In the six months ended March 31, 2003, revenue from customers in North America, Europe and the rest of the world accounted for 60.0%, 31.0% and 9.0%, respectively, compared to 61.2%, 28.3% and 10.5%, respectively, for the six months ended March 31, 2002. The increase in revenue from customers in Europe and the decline in revenue from customers in the rest of the world, as a percentage of revenue, was attributable primarily to a relatively greater reduction in activity from customers outside of Europe than in Europe, in the first half of fiscal 2003.

     COST OF LICENSE. Cost of license for the six months ended March 31, 2003 was $2.7 million, compared to $3.1 million cost of license for the six months ended March 31, 2002. Cost of license mainly includes amortization of purchased computer software and intellectual property rights.

     COST OF SERVICE. Cost of service for the six months ended March 31, 2003 was $416.1 million, a decrease of $63.1 million, or 13.2%, over the cost of service of $479.2 million for the six months ended March 31, 2002. As a percentage of revenue, cost of service increased to 59.9% in the six months ended March 31, 2003 from 54.6% in the six months ended March 31, 2002. The decrease in cost of service is attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003. Although our cost of service decreased in the first half of fiscal 2003, our cost reductions were proportionally less than the decrease in our service revenue, resulting in a decrease in our gross margin. We have taken additional steps to decrease our costs and increase our gross margin. See the discussion above under the caption "Operational Efficiency and Cost Reduction Program".

     RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, either in conjunction with customer projects or as part of our internal product development program. In the six months ended March 31, 2003, research and development expense was $58.9 million, or 8.5% of revenue, compared with $59.5 million, or 6.8% of revenue, in the six months ended March 31, 2002. Our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. See the discussion above under the caption "Research and Development, Patents and Licenses".

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense was primarily comprised of compensation expense and decreased by 10.5% to $102.7 million, or 14.8% of revenue, in the six months ended March 31, 2003 from $114.8 million, or 13.0% of revenue, in the six months ended March 31, 2002. The decrease in selling, general and administrative expense is attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003.Although our selling, general and administrative expense decreased in the first half of fiscal 2003, our revenues decreased by a larger percentage, resulting in an increase of our selling, general and administrative expense as a percentage of revenue in the first half of fiscal 2003.

     AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS. Effective as of October 1, 2002, we adopted SFAS No. 142 and goodwill related to our acquisitions is no longer amortized. Instead, any such goodwill is subject only to periodic impairment tests. See the discussion above under the caption "Adoption of New Accounting Standards". Amortization of goodwill for the six months ended March 31, 2002 was $102.3 million. Amortization of purchased intangible assets for the six months ended March 31, 2003 and 2002 was $9.8 million and $16.4 million, respectively. Amortization of purchased intangible assets in the six months ended March 31, 2002 includes amortization of purchased intangible assets that were fully amortized by March 31, 2002.

     RESTRUCTURING CHARGES AND IN-PROCESS RESEARCH AND DEVELOPMENT. Restructuring charges and in-process research and development in the six months ended March 31, 2003 consisted of the additional cost reduction program we implemented during the first quarter of 2003. See discussion above under the caption "Operational Efficiency and Cost Reduction Program". Restructuring charges and in-process research and development in the six months ended March 31, 2002 consisted of a one-time charge of $17.4 million related to the Clarify transaction for write-off of purchased in-process research and development, and a restructuring charge of $13.3 million related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility in the first quarter of fiscal 2002.

     OPERATING INCOME. Operating income in the six months ended March 31, 2003, was $94.3 million, or 13.6% of revenue, compared to $72.0 million, or 8.2% of revenue, in the six months ended March 31, 2002, an increase of 30.9%. The increase is attributable primarily to our adoption of SFAS No. 142, which resulted in no amortization of goodwill in the six months ended March 31, 2003, and the in-process research and development charge related to the Clarify acquisition, which was included only in the six months ended March 31, 2002.

     Operating income for the six months ended March 31, 2002 included amortization of goodwill of $102.3 million, amortization of purchased intangible assets of $16.4 million, restructuring charges of $13.3 million and the write-off of in-process research and development of $17.4 million. Excluding amortization of goodwill and purchased intangible assets and the write-off of in-process research and development, operating income for the six months ended March 31, 2002 was $208.1 million, or 23.7% of revenue. Operating income for the six months ended March 31, 2003 included amortization of purchased intangible assets of $9.8 million and restructuring charges of $10.0 million. Excluding amortization of purchased intangible assets, operating income for the six months ended March 31, 2003, was $104.0 million, or 15.0% of revenue, a decrease of 50.0% from the prior year. The decrease in our operating income, excluding amortization of purchased intangible assets and goodwill and the write-off of in-process research and development, was due to a decrease in our revenue in the six months ended March 31, 2003, caused by the continued slowdown in our market, which was not offset by a corresponding decrease in our operating costs.

     INTEREST INCOME AND OTHER, NET. In the six months ended March 31, 2003, interest income and other, net, was $9.2 million, an increase of $3.5 million over the six months ended March 31, 2002. The increase in interest income and other, net, is primarily attributable to a decrease in interest expenses due to the reduction in our outstanding convertible notes following our repurchase of a portion of the convertible notes, the reduction in our capital lease agreements and changes in exchange rates of currencies other than the dollar. Although we hedge significant exposures in currencies other than the dollar, currency fluctuations partially affect our results.

     INCOME TAXES. Income taxes in the six months ended March 31, 2003 were $25.9 million on income before income taxes of $103.4 million. Our effective tax rate in the six months ended March 31, 2003 was 25%. As a result of the adoption of SFAS No. 142 we no longer amortize goodwill resulting from acquisitions, thus the non tax-deductible goodwill amortization no longer affects our effective tax rate. In the six months ended March 31, 2002, income taxes were $47.0 million on income before taxes of $77.8 million, or 60% of income before income taxes. The effective tax rate for the six months ended March 31, 2002, excluding amortization of purchased intangible assets and goodwill, was 28%. See discussion below under the caption "Effective Tax Rate".

     NET INCOME. Net income was $77.6 million in the six months ended March 31, 2003, compared to $30.8 million in the six months ended March 31, 2002. Net income was 11.2% of revenue for the six months ended March 31, 2003, compared to 3.5% for the six months ended March 31, 2002. The increase in net income is attributable primarily to our adoption of SFAS No. 142, which resulted in no amortization of goodwill in the six months ended March 31, 2003, and the in-process research and development charge related to the Clarify acquisition, which was included only in the six months ended March 31, 2002.

     Net income for the six months ended March 31, 2002 included amortization of goodwill and purchased intangible assets, restructuring charges and the write-off of in-process research and development. Excluding amortization of goodwill and purchased intangible assets and the write-off of in-process research and development, net income for the six months ended March 31, 2002 was $154.0 million, or 17.5% of revenue. Net income for the six months ended March 31, 2003 included amortization of purchased intangible assets and restructuring charges. Excluding amortization of purchased intangible assets, net income was $84.9 million, representing 12.2% of revenue, a decrease of 44.8% from the prior year. The decrease in our net income, excluding amortization of purchased intangible assets and goodwill, was due to a decrease in our revenue in the six months ended March 31, 2003, caused by the continued slowdown in our market, which was not offset by a corresponding decrease in our operating costs.

     Prior to fiscal 2003, goodwill was amortized using the straight-line method over its estimated period of benefit. Net income and earnings per share for the six months ended March 31, 2002 adjusted to exclude amortization of goodwill and workforce-in-place expenses, net of tax, is as follows (in millions, except per share data):

                                                  SIX MONTHS
                                                     ENDED
                                                   MARCH 31,
                                                  ----------
                                                     2002
                                                  ----------
Reported net income                               $     30.8
Add back: goodwill and workforce-
  in-place amortizations                               102.3
Attributable tax effect                                 (1.4)
                                                  ----------
Adjusted net income                               $    131.7
                                                  ==========
Adjusted basic earnings per share                 $     0.59
                                                  ==========
Adjusted diluted earnings per share               $     0.58
                                                  ==========

     DILUTED EARNINGS PER SHARE. Diluted earnings per share were $0.36 for the six months ended March 31, 2003, compared to $0.14 in the six months ended March 31, 2002. Diluted earnings per share, in the six months ended March 31, 2003, excluding amortization of purchased intangible assets and goodwill and the write-off of in-process research and development, decreased by 42.6% from $0.68 in the six months ended March 31, 2002, to $0.39 per diluted share.

     THREE MONTHS ENDED MARCH 31, 2003 AND 2002

     REVENUE. Total revenue for the three months ended March 31, 2003 was $355.0 million, a decrease of $100.3 million, or 22.0%, over the three months ended March 31, 2002, although a sequential increase of $15.6 million, or 4.6%, over the first quarter of fiscal 2003. The year-over-year decrease in revenue was due to the continued slowdown in customer buying decisions, stemming from overall reductions in the capital investment budgets of many communications service providers. The sequential increase in revenue is due to the sale of some significant projects with respect to Directory Systems. We do not know if we will be able to sustain sequential growth in subsequent quarters, and if so, at what rate.

     The following table sets forth our total revenue for each of the last four fiscal quarters:

                                                TOTAL REVENUE
   QUARTER ENDED                                (IN MILLIONS)
   -------------                                -------------
June 30, 2002                                   $       380.1
September 30, 2002                                      355.5
December 31, 2002                                       339.4
March 31, 2003                                          355.0

     License revenue decreased from $45.5 million in the three months ended March 31, 2002 to $19.2 million during the three months ended March 31, 2003, a decrease of 57.9%, and service revenue decreased 18.0% from $409.7 million in the three months ended March 31, 2002 to $335.9 million in the three months ended March 31, 2003. The decrease in license revenue is attributable primarily to the reduction in capital investments by our telecommunications customers, which resulted in our obtaining fewer new contracts than in the three months ended March 31, 2002 and smaller initial spending commitments under contracts with some of our customers. Most of the new contracts that we did obtain were for outsourcing arrangements, which contain only a small license revenue component. In addition, the current communications market environment has resulted in pricing pressure in that market, particularly with respect to license fees. The decrease in service revenue is attributable, in part, to reduced discretionary spending under our contracts with some of our customers.

     The decline in our overall revenue in the second quarter of fiscal 2003 was primarily attributable to a decrease in revenue from CC&B Systems. Total CC&B Systems revenue for the three months ended March 31, 2003 was $305.8 million, a decrease of $98.9 million, or 24.4%, over the three months ended March 31, 2002. The demand for our CC&B Systems is primarily driven by the need for communications companies to continue to upgrade their customer care and billing software, CRM software and order management systems. Because many communications companies are reducing or delaying expenditures on system upgrades as a result of the continued economic slowdown, the demand for our CC&B Systems and our CC&B Systems revenue were significantly lower during the three months ended March 31, 2003, although our CC&B Systems revenue increased sequentially from the first quarter of fiscal 2003 by $7.1 million. Approximately $14.4 million of our CC&B Systems revenue for the three months ended March 31, 2003 is attributable to customers other than communications service providers.

     Revenue from Directory Systems was $49.2 million for the three months ended March 31, 2003, a decrease of $1.3 million, or 2.7%, over the three months ended March 31, 2002. The decrease is attributable primarily to the completion of some major implementation projects, which was partially offset by extensions of agreements with and additional services rendered to existing customers and contracts with new customers.

     In the three months ended March 31, 2003, revenue from customers in North America, Europe and the rest of the world accounted for 58.0%, 33.0% and 9.0%, respectively, compared to 61.1%, 28.3% and 10.6%, respectively, for the three months ended March 31, 2002. The increase in revenue from customers in Europe, as a percentage of revenue, was attributable primarily to a relatively greater reduction in activity from customers outside of Europe than in Europe, in the second quarter of fiscal 2003.

     COST OF LICENSE. Cost of license for the three months ended March 31, 2003 was $1.5 million, compared to $1.6 million cost of license for the three months ended March 31, 2002. Cost of license mainly includes amortization of purchased computer software and intellectual property rights.

     COST OF SERVICE. Cost of service for the three months ended March 31, 2003 was $212.1 million, a decrease of $36.9 million, or 14.8%, over the cost of service of $249.0 million for the three months ended March 31, 2002. As a percentage of revenue, cost of service increased to 59.7% in the three months ended March 31, 2003 from 54.6% in the three months ended March 31, 2002. The decrease in cost of service is attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003. Although our cost of service decreased in the second quarter of fiscal 2003, our cost reductions were proportionally less than the decrease in our service revenue, resulting in a decrease in our gross margin. We have taken additional steps to decrease our costs and increase our gross margin. See the discussion above under the caption "Operational Efficiency and Cost Reduction Program".

     RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, either in conjunction with customer projects or as part of our internal product development program. In the three months ended March 31, 2003, research and development expense was $29.3 million, or 8.3% of revenue, compared with $30.9 million, or 6.8% of revenue, in the three months ended March 31, 2002. Our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. See the discussion above under the caption "Research and Development, Patents and Licenses".

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense was primarily comprised of compensation expense and decreased by 16.2% to $51.1 million, or 14.4% of revenue, in the three months ended March 31, 2003 from $61.0 million, or 13.4% of revenue, in the three months ended March 31, 2002. The decrease in selling, general and administrative expense is attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003. Although our selling, general and administrative expense decreased in the second quarter of fiscal 2003, our revenues decreased by a larger percentage, resulting in an increase of our selling, general and administrative expense as a percentage of revenue in the second quarter of fiscal 2003.

     AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS. Effective as of October 1, 2002, we adopted SFAS No. 142 and goodwill related to our acquisitions is no longer amortized. Instead, any such goodwill is subject only to periodic impairment tests. See the discussion above under the caption "Adoption of New Accounting Standards". Amortization of goodwill for the three months ended March 31, 2002 was $51.1 million. Amortization of purchased intangible assets for the three months ended March 31, 2003 and 2002 was $4.6 million and $10.8 million, respectively. Amortization of purchased intangible assets in the three months ended March 31, 2002 includes amortization of purchased intangible assets that were fully amortized by March 31, 2002.

     OPERATING INCOME. Operating income in the three months ended March 31, 2003, was $56.3 million, or 15.9% of revenue, compared to $50.8 million, or 11.2% of revenue, in the three months ended March 31, 2002, an increase of 10.8%. The increase is attributable primarily to our adoption of SFAS No. 142, which resulted in no amortization of goodwill in the three months ended March 31, 2003.

     Operating income for the three months ended March 31, 2002 included amortization of goodwill of $51.1 million and amortization of purchased intangible assets of $10.8 million. Excluding amortization of goodwill and purchased intangible assets, operating income for the three months ended March 31, 2002 was $112.7 million, or 24.8% of revenue. Operating income for the three months ended March 31, 2003 included amortization of purchased intangible assets of $4.6 million. Excluding this charge, operating income in the three months ended March 31, 2003 was $60.9 million, or 17.2% of revenue, a decrease of 45.9% from prior year. The decrease in our operating income, excluding amortization of purchased intangible assets and goodwill, was due to a decrease in our revenue in the three months ended March 31, 2003, caused by a continued slowdown in our market, which was not offset by a corresponding decrease in our operating costs.

     INTEREST INCOME AND OTHER, NET. In the three months ended March 31, 2003, interest income and other, net, was $4.2 million, an increase of $1.8 million over the three months ended March 31, 2002. The increase in interest income and other, net, is primarily attributable to a decrease in interest expenses due to the reduction in our outstanding convertible notes following our repurchase of a portion of the convertible notes, the reduction in our capital lease agreements and changes in exchange rates of currencies other than the dollar. Although we hedge significant exposures in currencies other than the dollar, currency fluctuations partially affect our results.

     INCOME TAXES. Income taxes in the three months ended March 31, 2003 were $15.1 million on income before income taxes of $60.5 million. Our effective tax rate in the three months ended March 31, 2003 was 25%. As a result of the adoption of SFAS No. 142 we no longer amortize goodwill resulting from acquisitions, thus the non tax-deductible goodwill amortization no longer affects our effective tax rate. In the three months ended March 31, 2002, income taxes were $26.8 million on income before taxes of $53.2 million, or 50% of income before income taxes. The effective tax rate for the three months ended March 31, 2002, excluding amortization of purchased intangible assets and goodwill, was 28%. See discussion below under the caption "Effective Tax Rate".

     NET INCOME. Net income was $45.4 million in the three months ended March 31, 2003, compared to $26.4 million in the three months ended March 31, 2002. Net income was 12.8% of revenue for the three months ended March 31, 2003, compared to 5.8% for the three months ended March 31, 2002. The increase in net income is attributable primarily to our adoption of SFAS No. 142, which resulted in no amortization of goodwill in the three months ended March 31, 2003.

     Net income for the three months ended March 31, 2002 included amortization of goodwill and purchased intangible assets. Excluding these charges, net income for the three months ended March 31, 2002 was $82.9 million, or 18.2% of revenue. Net income in the three months ended March 31, 2003 included amortization of purchased intangible assets. Excluding this charge, net income was $48.8 million, representing 13.8% of revenue, a decrease of 41.1% from the prior year. The decrease in our net income, excluding amortization of purchased intangible assets and goodwill, was due to a decrease in our revenue in the three months ended March 31, 2003, caused by the continued slowdown in our market, which was not offset by a corresponding decrease in our operating costs.

     Prior to fiscal 2003, goodwill was amortized using the straight-line method over its estimated period of benefit. Net income and earnings per share for the three months ended March 31, 2002 adjusted to exclude amortization of goodwill and workforce-in-place expenses, net of tax, is as follows (in millions, except per share data):

                                                 THREE MONTHS
                                                    ENDED
                                                   MARCH 31,
                                                 ------------
                                                     2002
                                                 ------------
Reported net income                              $       26.4
Add back: goodwill and workforce-
  in-place amortizations                                 51.1
Attributable tax effect                                  (0.7)
                                                 ------------
Adjusted net income                              $       76.8
                                                 ============
Adjusted basic earnings per share                $       0.34
                                                 ============
Adjusted diluted earnings per share              $       0.34
                                                 ============

     DILUTED EARNINGS PER SHARE. Diluted earnings per share were $0.21 for the three months ended March 31, 2003, compared to $0.12 in the three months ended March 31, 2002. Diluted earnings per share, excluding amortization of purchased intangible assets and goodwill, in the three months ended March 31, 2003, decreased by 40.5% from $0.37 in the three months ended March 31, 2002, to $0.22 per diluted share.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term interest-bearing investments totaled $1,221.3 million as of March 31, 2003, compared to $1,047.8 million as of September 30, 2002. The increase is attributable primarily to cash flows from operations and to the final purchase price adjustment related to the acquisition of Clarify, which resulted in a reimbursement of $11.1 million. Net cash provided by operating activities amounted to $192.9 million and $208.0 million for the six months ended March 31, 2003 and 2002, respectively. The decrease in cash flows from operations was due to decreased net income before depreciation, amortization, and a one-time charge for write-off of in-process research and development, which was partially offset by a decrease in working capital excluding cash. We currently intend to retain our future operating cash flows to support the further expansion of our business including new outsourcing deals and acquisitions, although we may also use a portion of our cash for future repurchases of our outstanding convertible notes.

     As of March 31, 2003, we had working capital of $1,053.2 million, compared to $938.6 million as of September 30, 2002. The increase is attributable primarily to the increase in cash, cash equivalents and short-term interest-bearing investments. We believe that current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for at least the next fiscal year.

     As of March 31, 2003, $445.1 million aggregate principal amount of our Convertible Notes ("Notes") was outstanding. In July 2002, our board of directors authorized us to repurchase outstanding Notes, in such amounts, at such prices and at such times considered appropriate by us. During the six months ended March 31, 2003, we did not repurchase any of the Notes. On June 1, 2004, the holders of our Notes may require us to redeem their Notes at 100% of their principal amount plus accrued interest to the redemption date.

     As of March 31, 2003, we had no outstanding borrowings under our short-term general revolving line of credit of $30.0 million. In addition, as of March 31, 2003 we had credit facilities totaling $38.9 million limited for the use of letters of credit and bank guaranties from various banks. Outstanding letters of credit and bank guarantees as of March 31, 2003 totaled $22.0 million. These were mostly supported by a combination of the credit facilities described above and compensating cash balances that we maintain with the issuing banks.

     As of March 31, 2003, we had outstanding long-term obligations of $19.5 million in connection with leasing arrangements.

     Our capital expenditures were approximately $27.0 million in the six months ended March 31, 2003. These expenditures consisted primarily of purchases of computer equipment, computer software and related intangible assets and, to a lesser degree, leasehold improvements. We funded our capital expenditures principally from operating cash flows. We do not anticipate any change to this policy in the foreseeable future.

NET DEFERRED TAX ASSETS

     As of March 31, 2003, deferred tax assets of $11.1 million, derived primarily from carry-forward net operating losses relating to our Canadian subsidiary, were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such losses. When realization of the tax benefits associated with such net operating losses is deemed probable, the valuation allowance will be released.

EFFECTIVE TAX RATE

     Our effective tax rate for fiscal year 2003 is expected to be approximately 25% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. Effective October 1, 2002, following the adoption of SFAS No. 142, we no longer amortize goodwill resulting from acquisitions. See discussion above under the caption "Adoption of New Accounting Standards". As a result, the non tax-deductible goodwill amortization no longer affects our effective tax rate.

     In the six months ended March 31, 2002, we incurred non-cash charges related to the amortization of goodwill and purchased intangible assets and in-process research and development in connection with acquisitions. Since a significant portion of such costs and charges was attributable to amortization of goodwill, much of which was not tax deductible, the effective tax rate in the six months ended March 31, 2002 was adversely affected. Our blended effective tax rate for the six months ended March 31, 2002 was 60%. Excluding the impact of these items, our overall effective tax rate would have been 28% for the six months ended March 31, 2002.

CURRENCY FLUCTUATIONS

     Approximately 90% of our revenue is in U.S. dollars or linked to the dollar and therefore the dollar is our functional currency. Approximately 60% of our operating expenses (excluding amortization of intangible assets and restructuring charges) are paid in dollars or linked to dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the euro (ECU) and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. As we expand our operations outside of the United States, our exposure to fluctuations in currency exchange rates increases. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of March 31, 2003, we had hedged significant exposures in currencies other than the dollar.

LITIGATION

     Beginning on June 24, 2002, a number of complaints were filed by holders of our ordinary shares against us and certain of our officers and directors in the United States District Courts for the Eastern District of Missouri and the Southern District of New York. The cases were transferred to and consolidated in the Eastern District of Missouri. The Court has appointed lead plaintiffs, who filed a consolidated amended complaint on March 24, 2003. The lead plaintiffs seek to represent a putative class of persons who purchased our ordinary shares between July 18, 2000 and June 20, 2002. The amended complaint alleges that we and the individual defendants made false or misleading statements about our business and future prospects during the putative class period in violation of
Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The lead plaintiffs seek unspecified monetary damages. We will move to dismiss the amended complaint. We dispute all allegations of wrongdoing and intend to defend ourselves vigorously.

     PART II - OTHER INFORMATION

ITEM 1.  EXHIBITS AND REPORTS ON FORM 6-K

(a)      Exhibits

EXHIBIT NO.                        DESCRIPTION
-----------                        -----------
99.1              Amdocs Limited Press Release dated April 15, 2003.

(b)      Reports on Form 6-K

         The Company filed the following reports on Form 6-K during the three months ended March 31, 2003:

         (1)      Form 6-K dated March 24, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               AMDOCS LIMITED

                                               /s/ Thomas G. O'Brien
                                               ---------------------------------
                                               Thomas G. O'Brien
                                               Treasurer and Secretary
                                               Authorized U.S. Representative

Date: May 15, 2003

                                  EXHIBIT INDEX

EXHIBIT NO.                         DESCRIPTION
-----------                         -----------
99.1              Amdocs Limited Press Release dated April 15, 2003.